Exhibit 99.1

E-House Reports Fourth Quarter and Full Year 2012 Results and Declares Cash Dividend

SHANGHAI, China, March 12, 2013 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter and full year ended December 31, 2012, and declared a cash dividend of $0.15 per ordinary share.

Fourth Quarter 2012 Financial and Operating Highlights

•                      Total gross floor area (“GFA”) of new properties sold was 6.5 million square meters, an increase of 53% from the same quarter of 2011. Total value of new properties sold increased by 52% year-on-year to RMB51.8 billion ($8.3 billion)1.

•                      Total revenues increased by 30% year-on-year to $152.6 million.

•                      Non-GAAP2 income from operations was $9.5 million.

•                      Non-GAAP net income attributable to E-House shareholders was $9.5 million, or $0.08 per diluted American depositary share (“ADS”).

Full Year 2012 Financial and Operating Highlights

•                      Total GFA of new properties sold was 17.0 million square meters for the full year 2012, an increase of 27% from 2011. Total value of new properties sold was RMB139.1 billion ($22.1 billion) for the full year 2012, an increase of 20% from 2011.

•                      Total revenues were $462.4 million for the full year 2012, an increase of 15% from 2011.

•                      Non-GAAP loss from operations was $12.5 million for the full year 2012.

•                      Non-GAAP net loss attributable to E-House shareholders was $8.4 million, or $0.08 loss per diluted ADS, for the full year 2012.

Mr. Xin Zhou, E-House’s co-chairman and CEO commented, “We delivered strong revenue growth during the fourth quarter, driven primarily by our primary agency business. For our online advertising business, our e-commerce revenues continued to increase rapidly and make key contributions to overall online revenue growth. In addition, we continued to be innovative with respect to our product and service offerings. During the fourth quarter, we launched a trial version of a Web-based property valuation tool and completed the development of our commercial real estate and construction material databases, which we believe should contribute to the growth of our real estate information revenues in the coming years.”

Mr. Zhou continued, “We expect that our first quarter performance will be far better than the same period of last year, judging from transaction and advertising volumes year to date. Although the government recently issued new tightening policies in an effort to cool down the real estate market, we believe the main purposes of those policies are to suppress investment activities and keep housing prices from rising too fast. We have learned from previous cycles how best to tailor our operations to take advantage of a fluctuating real estate market and will timely adjust our operations, if necessary, after local governments issue detailed implementation rules.”

1 This press release contains translations of certain RMB amounts into U.S. dollar amounts solely for the convenience of the reader. The RMB amounts were translated into U.S. dollar amounts at a rate of RMB6.3040 to US$1.00, which is the average central parity rate announced by the People’s Bank of China for the fourth quarter of 2012.

2 E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and if applicable, gain/(loss) from the disposal of subsidiaries. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Bin Laurence, E-House’s CFO, added, “We achieved much better operating income in the fourth quarter with a 30% increase in revenues and relatively flat SG&A compared to the same quarter of last year. As a result, operating margin improved significantly year-on-year. In 2013, we will continue with our cost-control measures and further align employee compensation with our overall net profit. We are confident we will further improve our profitability in 2013.”

Fourth Quarter 2012 Results

Total revenues were $152.6 million, an increase of 30% from $117.4 million for the same quarter of 2011, primarily driven by E-House’s real estate brokerage services and real estate online services.

Revenues from real estate brokerage services were $74.9 million, an increase of 53% from $48.9 million for the same quarter of 2011. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $70.4 million, an increase of 55% from $45.5 million for the same quarter of 2011, driven by a 53% increase in the total GFA of new properties sold and a 52% increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $4.5 million, an increase of 32% from $3.4 million for the same quarter of 2011, mainly due to the increase in real estate sales transaction volume in the fourth quarter.

Revenues from real estate online services were $56.0 million, an increase of 22% from $45.8 million for the same quarter of 2011, primarily due to growth in e-commerce revenues.

Revenues from real estate information and consulting services were $13.4 million, a decrease of 11% compared to $15.1 million for the same quarter of 2011. The decrease was due to a decline in consulting services revenue from new property developments due to the relatively weak real estate market in the first half of the year, partially offset by an increase in revenues from information services.

Revenues from other services were $8.3 million, compared to $7.6 million for the same quarter of 2011. Other services include offline real estate advertising services, promotional events services and real estate fund management services.

Cost of revenues was $60.3 million, an increase of 11% from $54.4 million for the same quarter of 2011, primarily due to higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services.

Selling, general and administrative (“SG&A”) expenses were $95.3 million, relatively flat compared to $96.0 million in the same quarter of 2011.

Loss from operations was $2.6 million, compared to loss of $32.5 million for the same quarter of 2011. Non-GAAP income from operations was $9.5 million, compared to non-GAAP loss from operations of $18.1 million for the same quarter of 2011.

Net loss was $5.4 million, compared to net loss of $32.0 million for the same quarter of 2011. Non-GAAP net income was $5.8 million, compared to non-GAAP net loss of $18.5 million for the same quarter of 2011.

Net loss attributable to E-House shareholders was $1.7 million, or $0.01 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $27.9 million, or $0.36 loss per diluted ADS, for the same quarter of 2011. Non-GAAP net income attributable to E-House shareholders was $9.5 million, or $0.08 per diluted ADS, compared to non-GAAP net loss attributable to E-House shareholders of $18.4 million, or $0.23 loss per diluted ADS, for the same quarter of 2011.

Full Year 2012 Results

E-House reported total revenues of $462.4 million for the full year 2012, an increase of 15% from $401.6 million for 2011, driven mostly by primary real estate agency services and real estate online services.

Revenues from real estate brokerage services were $208.3 million, an increase of 18% from $176.4 million for the same period of 2011. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $192.7 million, an increase of 22% from $158.2 million for 2011, mainly due to a 27% increase in the total GFA of new properties sold and a 20% increase in the total transaction value of new properties sold. Revenues from secondary real estate brokerage services were $15.6 million, a decrease of 14% from $18.2 million for 2011, mainly due to the closure of a number of stores in 2011 and 2012 in order to optimize the Company’s store network by enhancing its presence in certain districts and closing unprofitable stores elsewhere. As of December 31, 2012, E-House had a total of 61 secondary real estate brokerage stores in four cities in China, compared to 92 stores as of December 31, 2011 and 68 stores as of September 30, 2012.

Revenues from real estate online services were $169.7 million, an increase of 24% from $136.5 million for the same period of 2011, mainly due to revenue growth in both existing and new cities that the Company expanded into since 2010, as well as growth in e-commerce revenues.

Revenues from real estate information and consulting services were $54.5 million, a decrease of 12% from $61.8 million for the same period of 2011. The year-on-year decrease was primarily due to a reduction in land transaction-related consulting fees, as well as a reduction in other consulting revenues from property developments due to the relatively weak real estate market in the first half of the year, partially offset by an increase in revenues from information services.

Revenues from other services were $29.9 million, an increase of 11% from $26.9 million for the same period of 2011, mainly due to the expansion of promotional event services in 2012.

Cost of revenues was $203.2 million, an increase of 25% from $163.0 million for 2011, primarily due to higher salary expenses for additional sales staff and higher commissions associated with increased revenue of primary real estate agency services, as well as additional expenses associated with the amortization of capitalized fees paid for Baidu’s Brand Link product, which the Company started to offer in August 2011.

SG&A expenses were $336.9 million, an increase of 18% from $286.7 million for 2011, due to increased staff-related expenses, higher online marketing expenses and higher bad debt provision compared to 2011.

Loss from operations was $71.1 million, compared to loss from operations of $459.7 million, which included a $417.8 million goodwill impairment charge, for 2011. Non-GAAP loss from operations was $12.5 million, compared to non-GAAP income from operations of $12.3 million for 2011.

Net loss was $71.1 million, compared to net loss of $465.0 million, which included a $417.8 million goodwill impairment charge, for 2011. Non-GAAP net loss for the full year 2012 was $15.7 million, compared to non-GAAP net income of $5.1 million in 2011.

Net loss attributable to E-House shareholders was $57.0 million, or $0.54 loss per diluted ADS, compared to net loss attributable to E-House shareholders of $270.4 million, or $3.39 loss per diluted ADS, for 2011. Non-GAAP net loss attributable to E-House shareholders for the full year 2012 was $8.4 million, or $0.08 loss per diluted ADS, compared to non-GAAP net loss attributable to E-House shareholders of $9.1 million, or $0.11 loss per diluted ADS, for 2011.

Cash Flow

As of December 31, 2012, the Company’s cash and cash equivalents balance was $210.8 million.

Fourth quarter 2012 net cash generated from operating activities was $52.0 million. Net cash used in investing activities was $7.7 million, mainly comprised of $5.5 million for purchase of property and equipment and $2.4 million for investment in affiliates. Net cash proceeds from financing activities were $1.4 million.

Business Outlook

The Company estimates that its revenues for the fiscal year ending December 31, 2013 will be approximately $550 million, an increase of approximately 19% from $462.4 million in 2012. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Declaration of Cash Dividend

E-House also announced today that its board of directors has authorized and approved the Company’s payment of a cash dividend of $0.15 per ordinary share ($0.15 per ADS). The cash dividend will be payable on or about May 30, 2013 to shareholders of record as of the close of business on April 10, 2013. Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Conference Call Information

E-House’s management will host an earnings conference call on March 12, 2013 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-718-354-1231
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until March 19, 2013:

International:	+1-646-254-3697
Passcode:	14070281

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering more than 240 cities. E-House offers a wide range of services to the real estate industry, including online advertising, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries are recurring expenses that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1 (646) 460-9989

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEET

(In thousands of U.S. dollars)

	December 31,	December 31,
	2011	2012
ASSETS
Current assets
Cash and cash equivalents	392,005	210,841
Restricted cash	2,582	2,749
Marketable securities	7,982	3,685
Customer deposits, net	56,168	92,624
Accounts receivable, net	244,081	304,600
Properties held for sale	1,287	612
Deferred tax assets, net	22,078	41,212
Prepaid expenses and other current assets	21,818	15,964
Amounts due from related parties	1,501	319
Total current assets	749,502	672,606
Property and equipment, net	27,976	41,410
Intangible assets, net	213,263	175,042
Investment in affiliates	32,484	34,949
Goodwill	49,328	49,401
Customer deposits, non-current, net	26,586	744
Other non-current assets	44,559	37,810
Total assets	1,143,698	1,011,962
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	5,686	7,412
Accrued payroll and welfare expenses	50,581	69,028
Income tax payable	45,762	56,142
Other tax payable	19,252	24,864
Amounts due to related parties	1,775	4,282
Advance from property buyers	2,194	2,803
Deferred revenue	11,499	13,601
Liability for exclusive rights, current	13,831	16,973
Other current liabilities	25,517	27,178
Total current liabilities	176,097	222,283
Deferred tax liabilities	40,109	36,926
Liability for exclusive rights, non-current	21,408	5,919
Other non-current liabilities	1,716	1,720
Total liabilities	239,330	266,848
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 79,065,624 and 118,242,281 shares issued and outstanding, as of December 31, 2011 and December 31, 2012, respectively	79	118
Additional paid-in capital	688,094	853,403
Subscription receivables	—	(12)
Accumulated deficit	(101,064)	(169,702)
Accumulated other comprehensive income	46,253	55,118
Total E-House equity	633,362	738,925
Non-controlling interests	271,006	6,189
Total equity	904,368	745,114
TOTAL LIABILITIES AND EQUITY	1,143,698	1,011,962

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012

Revenues	117,399	152,581	401,625	462,439
Cost of revenues	(54,441)	(60,331)	(163,044)	(203,171)
Selling, general and administrative expenses	(95,972)	(95,322)	(286,688)	(336,874)
Goodwill impairment charge	—	—	(417,822)	—
Other operating income	545	443	6,180	6,475
Loss from operations	(32,469)	(2,629)	(459,749)	(71,131)
Interest income	679	221	2,627	1,606
Other income (expenses), net	1,901	2,031	(10,457)	(732)
Loss before taxes and equity in affiliates	(29,889)	(377)	(467,579)	(70,257)
Income tax benefit (expense)	(2,396)	(5,326)	2,724	(1,169)
Loss before equity in affiliates	(32,285)	(5,703)	(464,855)	(71,426)
Income (loss) from equity in affiliates	331	267	(165)	376
Net loss	(31,954)	(5,436)	(465,020)	(71,050)
Less: net loss attributable to non-controlling interests	(4,089)	(3,754)	(194,663)	(14,078)
Net loss attributable to E-House shareholders	(27,865)	(1,682)	(270,357)	(56,972)

Loss per share:
Basic	(0.36)	(0.01)	(3.39)	(0.54)
Diluted	(0.36)	(0.01)	(3.39)	(0.54)
Shares used in computation:
Basic	78,446,548	118,201,756	79,769,823	106,159,388
Diluted	78,446,548	118,201,756	79,769,823	106,159,388

Note 1                                                            The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.2855 on December 31, 2012 and USD1 = RMB6.3040 for the three months ended December 31, 2012.

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012

Net loss	(31,954)	(5,436)	(465,020)	(71,050)

Other comprehensive loss , net of tax:
Foreign currency translation adjustment	4,565	4,573	24,232	1,828
Comprehensive loss	(27,389)	(863)	(440,788)	(69,222)

Less: Comprehensive loss attributable to non-controlling interests	(2,842)	(3,605)	(189,044)	(14,125)
Comprehensive income (loss) attributable to E-House shareholders	(24,547)	2,742	(251,744)	(55,097)

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012

GAAP loss from operations	(32,469)	(2,629)	(459,749)	(71,131)
Share-based compensation expense	8,334	6,345	32,024	35,656
Amortization of intangible assets resulting from business acquisitions	6,013	5,744	22,228	22,956
Goodwill impairment charge	—	—	417,822	—
Non-GAAP income (loss) from operations	(18,122)	9,460	12,325	(12,519)

GAAP net loss	(31,954)	(5,436)	(465,020)	(71,050)
Share-based compensation expense (net of tax)	8,334	6,345	32,024	35,656
Amortization of intangible assets resulting from business acquisitions (net of tax)	5,146	4,939	19,220	19,740
Loss from the disposal of subsidiaries (net of tax)	—	—	1,054	—
Goodwill impairment charge	—	—	417,822	—
Non-GAAP net income (loss)	(18,474)	5,848	5,100	(15,654)

Net loss attributable to E-House Shareholder	(27,865)	(1,682)	(270,357)	(56,972)
Share-based compensation expense (net of tax and non-controlling interests)	6,802	6,345	24,318	32,249
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	2,708	4,802	10,171	16,360
Loss from disposal of subsidiaries (net of tax and non-controlling interests)	—	—	565	—
Goodwill impairment charge (net of tax and non-controlling interests)	—	—	226,183	—
Non-GAAP net income (loss) attributable to E-House shareholders	(18,355)	9,465	(9,120)	(8,363)

GAAP net loss per ADS — basic	(0.36)	(0.01)	(3.39)	(0.54)

GAAP net loss per ADS — diluted	(0.36)	(0.01)	(3.39)	(0.54)

Non-GAAP net income (loss) per ADS — basic	(0.23)	0.08	(0.11)	(0.08)

Non-GAAP net income (loss) per ADS — diluted	(0.23)	0.08	(0.11)	(0.08)

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	78,446,548	118,201,756	79,769,823	106,159,388

Shares used in calculating diluted GAAP net loss attributable to shareholders per ADS	78,446,548	118,201,756	79,769,823	106,159,388

Shares used in calculating diluted non-GAAP net income (loss) attributable to shareholders per ADS	78,446,548	120,231,602	79,769,823	106,159,388

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Year ended
	December 31,		December 31,
	2011	2012	2011	2012
Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	4,240	6,474	13,456	17,043
Total value of new properties sold (millions of RMB)	34,119	51,782	115,844	139,085
Total value of new properties sold (millions of $)	5,338	8,289	17,939	22,101